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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	Florida	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell — 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb
(Name – *if individual, state last, first, middle name*)

1500 Gateway Blvd., #202	Boynton Beach	Florida	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
Commission # FF 952920
Expires March 24, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable - Exempt from the provisions of rule 15c3-3 under paragraph (k) (2) (ii).

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2015

CONTENTS

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Mowell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2015 and the related statements of operation changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Mowell Financial Group, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The required supplemental information contained in the Computation of net capital, Basic net capital requirement and Aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Mowell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Mowell Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.
Boynton Beach, Florida
February 22, 2016

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets:	
Cash	$ 45,479
Commissions receivable	17,156
State of Florida receivable	14,727
Securities	1
Prepaid insurance	8,897
Total current assets	86,260
Other assets:	
Other receivables	190,227
Property and equipment	78,616
Cash value of life insurance	56,774
	$411,877

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 1,476
Total Current Liabilities	1,476
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings	48,401
Total Stockholder's Equity	410,401
Total Liabilities and Stockholder's Equity	$411,877

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2015

Income:	
Commissions	$ 635,059
Other	6,106
	641,165
Expenses:	
Salaries and commissions	408,400
Clearing costs and expenses	81,319
Payroll taxes and employee benefits	48,434
Occupancy	46,106
Insurance	55,244
General and Administrative	23,294
Securities news services and subscriptions	5,692
Professional fees	8,509
Fees and licenses	6,801
Depreciation	12,841
	696,640
Loss before income taxes	(55,475)
Provision for Income taxes	(54,217)
Net Loss	$ (109,692)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2015

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 100	$361,900	$158,093	$520,093
Net loss			(109,692)	(109,692)
Balance, December 31, 2015	$ 100	$361,900	$ 48,401	$410,401

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (109,692)
Adjustments to reconcile net loss to net cash	
Used in operating activities:	
Depreciation	12,841
Increase in receivables	(27,202)
Increase in prepaid insurance	(2,097)
Decrease in deferred tax asset	54,217
Decrease in payables	(1,376)
Net cash used in operating activities	(73,309)
Cash flows from investing activities:	
Sale of Security (NDAQ, 300 shares)	14,388
Investment in cash value of life policy	(2,835)
Net cash provided by investing activities	11,553
Decrease in cash and cash equivalents	(61,756)
Cash at beginning of year	107,235
Cash at end of year	$ 45,479
Supplemental Cash Flow:	
Cash paid for income taxes	$ ---
Cash paid for internet expenses	$ ---

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mowell Financial Group, Inc. is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and in eight U.S. states. The company was incorporated in the State of Florida. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected shortly after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation in connection with securities transactions which are recognized on a trade-date basis.

Property and Equipment

Property and equipment consists of office furniture and equipment, security equipment, and leasehold improvements. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-10 years. Depreciation expense was $12,841 for the year and accumulated depreciation totaled $130,518 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES

The Company had recently discovered that their investment in NASD (300 Shares NDAQ), was involuntarily converted to the cash amount of $14,727 without our knowledge by the transfer agent/State of Florida due to a change of address miscommunication. The State of Florida is currently holding this cash, as we are in the process of filing our claim for these funds. We currently have the $14,727 recorded as an 'other receivable'.

3. PROPERTY AND EQUIPMENT

The Company's property and equipment is comprised of:

Office Furniture/Equipment:	$83,386
Other Equipment:	72,797
Leasehold Improvements:	52,941
Accumulated Depreciation:	(130,518)
Total Fixed Assets:	$78,616

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Company's minimum net capital requirement is $5,000. The Company's net capital as of December 31, 2015 is $132,661.

5. INCOME TAXES

The Company has net operating losses totaling approximately $642,600. These losses can be carried forward to offset future taxable income through 2030. The remaining deferred tax asset of $54,217 was written down to zero because the Company does not expect it to be realized. The valuation allowance increased by approximately $36,000 for the year ended December 31, 2015. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed. The years 2012-2015 are open for audit by the federal and state taxing authorities.

6. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2015 for rent. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $190,227 are owed from Mowell Financial Group, N.A.

7. CONTINGENCIES

The Company is periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. EXEMPTION FROM SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

9. SUBSEQUENT EVENT

Subsequent events have been evaluated through February 22, 2016, which is the date the financial statements were available to be issued. During January 2016, the Company loaned an affiliate $10,000, the loan is non-interest bearing, unsecured and due on demand.

MOWELL FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2015
Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$410,401
Deduct ownership equity not allowable for net capital		---
Total ownership equity qualified for net capital		410,401
Additions:		
None		
Deductions:		
Total non-allowable assets		
Fixed assets		$78,616
Loans		98,250
Other Receivables		91,977
Prepaid Insurance		8,897
		$277,740
Net capital before haircuts on securities positions		132,661
Haircuts on securities		1
Net capital		$132,660

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$132,660
Minimum net capital required	$ 98.38	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		$ 5,000
Excess net capital		$127,660
Excess net capital at 120%		$128,660

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,476
Percent of aggregate indebtedness to net capital	1.11

MOWELL FINANCIAL GROUP, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

December 31, 2015

Net capital - unaudited Form X-17A-5, Part IIA	$ 133,617
Reconciling items –	
Year end adjustment to accounts payable	(957)
Net capital - audited	$ 132,660

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of Mowell Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of Form SIPC-7.

Mowell Financial Group, Inc. management is responsible for Mowell Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting one difference;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.
Boynton Beach, Florida
February 22, 2016

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Mowell Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements in, in which (1) Mowell Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) or under which Mowell Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Mowell Financial Group, Inc. stated that Mowell Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mowell Financial Group, Inc.'s. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mowell Financial Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.
Boynton Beach, Florida
February 22, 2016

MOWELL FINANCIAL GROUP, INCORPORATED

INVESTMENT COUNSELOR
BROKER-DEALER

407 EAST SIXTH AVENUE
TALLAHASSEE, FLORIDA 32303

JOHN B. MOWELL
CHAIRMAN

(850) 386-6161

Mowell Financial Group, Inc.'s Exemption Report

Mowell Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. Section 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company operates pursuant to the subparagraph (k)(2)(ii) exemption under SEC Rule 15c3-3. The Company operated in accordance with this exemption throughout the entire year 2015, and there were no instances during 2015 in which the Company operated outside the scope of the exemption.

Mowell Financial Group, Inc

I, John B. Mowell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/22/16